UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to _______

Commission file number 1-12454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.

150 West Church Avenue

Maryville, TN 37801

Exhibit index appears at page 14. This report contains a total of 15 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky
June 28, 2007

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investment at fair value:
Company stock fund	$5,198,505	$5,060,119
Mutual funds	15,753,930	12,955,839
Money market funds and cash	__	1,950,721
Common/collective trust	2,561,642	__
Loans to participants	725,209	590,704
Total investments at fair value	24,239,286	20,557,383
Contributions receivable:
Participants	7,584	24,337
Employer	902	4,389
	8,486	28,726
Net assets available for benefits at fair value	24,247,772	20,586,109

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	36,372	__
Net assets available for benefits	$24,284,144	$20,586,109

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2006 and 2005

Additions:
Net investment income:
Net appreciation in fair value of investments	$2,007,320
Dividends and interest	331,956
2,339,276
Contributions:
Participants	2,557,572
Employer	529,272
3,086,844
Total additions	5,426,120

Deductions:
Distributions to participants	1,912,147
Administrative expenses	59,441
Total deductions	1,971,588
Net increase in net assets before transfers from other plans	3,454,532
Net transfers from other plans	243,503
Net increase	3,698,035
Net assets available for benefits at beginning of year	20,586,109
Net assets available for benefits at end of year	$24,284,144
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

Year ended December 31, 2006

(1)       Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all eligible employees of Ruby Tuesday, Inc. (the “Company”). Employees are eligible to participate in the Plan at six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute between 2% and 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, seventeen mutual funds and one stable return fund as investment options for participants. The Company matches 20% of the participant’s pre-tax contribution for those employees who have completed at least 3 years of service but fewer than 10 years of service; 30% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the participant’s pre-tax contribution for those employees who have completed at least 20 years of service. The maximum employee contribution to the Plan and the maximum contribution to which an employer match would be credited for the 2006 plan year was $15,000.

On December 14, 2006, the Plan was amended whereby the Company will match 20% of the participant’s pre-tax contribution for those employees who have completed less than 5 years of service; 40% of the participant’s pre tax contribution for those employees who have completed at least 5 years of service but fewer than 10 years service; and 50% of the participant’s pre-tax contribution for those employees who have completed at least 10 years of service for all contributions made after January 1, 2007.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

Year ended December 31, 2006

(d)	Vesting

Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

On December 14, 2006, The Plan was amended to establish new vesting provisions effective January 1, 2007 whereby participants are 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at an interest rate of prime +1%. The loans are secured by the balance in the participant’s account. Loans outstanding at December 31, 2006 and 2005 had interest rates ranging from 4.5% to 10.5%.

(2)       Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices on the last business day of the Plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board Staff Positions, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the common/collective trust. The Plan adopted the FSP as of December 31, 2006. The Statement of Net Assets Available for Benefits

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

Year ended December 31, 2006

presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

(d)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)       Investments

The Plan’s investments are held by a trust fund that is administered by Wells Fargo Bank N.A., who has served as trustee since January 2005.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ 5,198,505	$ 5,060,119
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,383,729	3,072,908
Oppenheimer Global Fund	2,224,399	1,788,742
Davis NY Venture A Fund	1,524,185	*
Wells Fargo Advantage Index Fund	1,404,829	1,138,658
Wells Fargo Advantage Total Return Bond Fund	1,269,971	1,168,369
Money market fund:
Wells Fargo Advantage Money Market Fund	__	1,950,721
Common/collective trust:
Wells Fargo Stable Return Fund S	2,561,642	__

* Less than 5% of plan's net assets in applicable year

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

Year ended December 31, 2006

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,007,320 during the year ended December 31, 2006 as follows:

Company stock fund	$ 307,246
Mutual funds	1,620,008
Common/collective trust	80,066
Totals	$ 2,007,320

(4)       Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5)       Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Committee and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6)       Transactions with Parties-In-Interest

The Company Stock Fund invests in Company stock. At December 31, 2006 and 2005, this fund held 182,309 and 190,837 shares of Company stock, respectively, with market values of $5,002,559 or $27.44 per share and $4,928,368 or $25.83 per share, respectively. The Company Stock fund also held $195,946 and $131,751 in the Wells Fargo Advantage Money Market Fund as of December 31, 2006 and 2005, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $59,441for the year ended December 31, 2006.

(7)       Net Transfers From Other Plans

In July 2006, the Company, through its subsidiaries, acquired the remaining partnership interests in RT Orlando Franchise, LP (“RT Orlando”). Participant balances held by RT Orlando employees were transferred into the Plan in September 2006 and November 2006. In November 2006, the Company transferred out of the plan the participant balances of the employees included in the RT St. Louis Franchise, LP (“RT St. Louis”) following the sale of the associated restaurant operations to RT St. Louis.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

Year ended December 31, 2006

Plan asset transfers are as follows:

Net assets transferred from RT Orlando	$303,929
Net assets transferred to RT St. Louis	(60,426)
$243,503

(8)       Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2006
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	182,309 shares of common stock	$2,412,479	$5,198,505
Mutual Funds:
Wells Fargo Advantage Small Cap Fund*	108,603 shares of mutual fund	2,863,119	3,383,729
Oppenheimer Global Fund	30,260 shares of mutual fund	1,662,485	2,224,399
Davis NY Venture Fund A	39,751 shares of mutual fund	1,322,660	1,524,185
Wells Fargo Advantage Index Fund*	25,212 shares of mutual fund	1,066,672	1,404,829
Wells Fargo Advantage Total Return Bond Fund*	104,725 shares of mutual fund	1,314,385	1,269,971
Putnam Asset Allocation Balanced Portfolio Class A Fund	93,769 shares of mutual fund	1,076,886	1,158,769
Putnam Asset Allocation Growth Portfolio Class A Fund	61,846 shares of mutual fund	789,494	875,452
Dodge & Cox International Stock Fund	14,261 shares of mutual fund	561,936	643,091
DWS Dreman High Return Equity Fund	10,693 shares of mutual fund	495,623	541,998
Calamos Growth	8,528 shares of mutual fund	448,222	459,663
Wells Fargo Advantage Mid Cap Disciplined Fund*	19,150 shares of mutual fund	426,178	440,906
Oppenheimer Capital Appreciation	8,591 shares of mutual fund	356,192	396,324
Oakmark fund	7,740 shares of mutual fund	313,058	355,403
Putnam Asset Allocation Conservative Class A Fund	31,940 shares of mutual fund	301,080	312,375
Pimco Total Return	26,653 shares of mutual fund	284,689	277,585
Pimco High Yield	27,934 shares of mutual fund	272,745	276,018
Oppenheimer Quest Balanced Value Fund	11,106 shares of mutual fund	190,076	209,233

Total Mutual Funds		13,745,500	15,753,930
Common/collective trust:
Wells Fargo Stable Return Fund S*	64,989 shares of fund	2,518,909	2,561,642
Participant Loans	Interest rates ranging from 4.5% to 10.5%	—	725,209
	Total Investments	$18,676,888	$24,239,286
* Represents a party-in-interest

** Includes Wells Fargo Advantage Money Market balance of $195,946.
See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/28/07
/s/ Marguerite Naman Duffy Marguerite Naman Duffy Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm,	15
	dated June 28, 2007